UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Gold Royalty Corp. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 28, 2024, solely for the purpose of adding Exhibit 99.6, which was inadvertently omitted from the Original 6-K. No other changes were made to the Original 6-K, or to the exhibits attached thereto.

INCORPORATION BY REFERENCE

EXHIBIT 99.6, INCLUDED WITH THIS REPORT, IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED AND SUPPLEMENTED (FILE NOS. 333-276305, 333-265581, 333-267633, 333-270682) AND FORM S-8 (FILE NO. 333-267421), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: May 28, 2024	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*†	Underwriting Agreement
99.2*	Consent of Sangra Moller LLP
99.3*	Consent of PwC
99.4*	Opinion of Sangra Moller LLP
99.5*	Opinion of Haynes and Boone, LLP
99.6	Consent of McMillan LLP

† Certain of the schedules (and similar attachments) to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K under the Securities Act because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

* Previously filed.